UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13E-3/A
Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 4)
BELL INDUSTRIES, INC.
(Name of the Issuer)
BELL INDUSTRIES, INC.
(Name of Person(s) Filing Statement)
Common Stock
(Title of Class of Securities)
078 107 109
(CUSIP Number of Class of Securities)
Clinton J. Coleman
8888 Keystone Crossing
Suite 1700
Indianapolis, Indiana 46240-7657
(317) 704-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)
This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
CALCULATION OF FILING FEE

Transaction Value	Amount of filing fee
$50,000*	$3.56**

*	Estimated maximum price to be paid in lieu of fractional shares of common stock to persons who would hold less than one whole share of common stock of record after the reverse stock split.

**	Determined pursuant to Rule 0-11(b)(1) as $50,000 multiplied by 0.0000713.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $3.56
Form or Registration No.: Schedule 13E-3
Filing Party: Bell Industries, Inc.
Date Filed: October 1, 2010

EXPLANATORY NOTE
This Amendment No. 4 amends the Rule 13e-3 Transaction Statement on Schedule 13E-3 initially filed on October 1, 2010 and amended by Amendment No. 1 filed on November 4, 2010, Amendment No. 2 filed on December 3, 2010 and Amendment No. 3 filed on December 16, 2010 (as amended, the “Transaction Statement”), and is being filed with the Securities and Exchange Commission (the “SEC”) by Bell Industries, Inc., a Delaware corporation (the “Company”) in connection with a proposed transaction to deregister its shares of common stock under the federal securities laws. This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Transaction Statement solely to report the results of the Rule 13e-3 transaction described below. Except as set forth in this Amendment No. 4, all information in this Transaction Statement remains unchanged.
On December 16, 2010, the Company filed with the SEC a definitive proxy statement on Schedule 14A, pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the solicitation of proxies of shareholders to approve the reincorporation of Bell Industries, Inc., a California corporation (“Bell California”), from California to Delaware by means of a merger with and into the Company, a wholly-owned Delaware subsidiary (the “reincorporation”) and to approve a 1-for-20 reverse stock split (the “reverse stock split”). The reincorporation and the reverse stock split were approved and adopted by the shareholders of Bell California at the Annual Meeting of Shareholders held on January 28, 2011.
The reincorporation was effected pursuant to that certain Agreement and Plan of Merger, dated as of March 17, 2011 (the “Merger Agreement”). A Certificate of Merger was filed with the Secretary of State of the State of Delaware and the Secretary of State of the State of California on that same date. On the effective date of the reincorporation, the issued and outstanding shares of common stock, without par value, of Bell California automatically converted into shares of the common stock, par value $0.01 per share, of the Company on a one-for-one basis, and the Company succeeded to all the assets, liabilities and business of Bell California. The reincorporation did not result in any change in the business, management, location of the principal executive offices, assets or liabilities of Bell California. As a result of the reincorporation, the Company became the successor corporation to Bell California under the Exchange Act, with respect to its common stock and will succeed to Bell California’s reporting obligations thereunder.
In addition, on March 21, 2011, the Company filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware to effect the reverse stock split. As a result of the reverse stock split, shareholders owning fewer than 20 shares prior to the reverse stock split and holders of fractional shares that otherwise have resulted from the reverse stock split are entitled to a cash payment in an amount equal to $1.85 per share of common stock (on a pre-reverse stock split basis) or $37.00 (on a post-reverse stock split basis) held immediately prior to the effectiveness of the reverse stock split. Such shareholders no longer have an ownership interest in the Company.
Based on the information available to the Company as of the date hereof, the reverse stock split reduced the number of record holders of common stock of the Company to less than 300. The Company will file a Certification of Notice of Termination of Registration on Form 15 with the SEC to terminate registration of its common stock under Section 12(g) of the Exchange Act and to suspend its periodic reporting obligations under the Exchange Act. Upon the filing of the Form 15, the Company’s obligations to file periodic reports with the SEC, including annual reports on Form 10-K and quarterly reports on Form 10-Q, will be suspended.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 23, 2011	BELL INDUSTRIES, INC.
	By:	/s/ Clinton J. Coleman
		Name:	Clinton J. Coleman
		Its:	Chief Executive Officer